PUBLIC

21002621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 69383

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 2021 Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Battery East Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Battery Streey, 1st Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper, LLP
(Name -- *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

Public

OATH OR AFFIRMATION

I, Barrett Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Battery East Group, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

VERONIKA ANGELINE
Comm. # 2203586
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires 7/1/2021
GMN1

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

Battery East Group, LLC
Table of Content
December 31, 2020

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Battery East Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Battery East Group, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Battery East Group, LLC auditor since 2020.

Denver, Colorado
February 22, 2021

Battery East Group, LLC
Statement of Financial Condition
December 31, 2020

		2020
Assets		
Cash	$	3,212,681
Prepaid expenses and other assets		167,897
Fixed assets, net of accumulated depreciation and amortization of $786,435		638,944
Operating lease right-of-use asset		662,415
Total assets	$	4,681,937
Liabilities and Member's equity		
Liabilities		
Accounts payable and accrued expenses	$	493,135
Operating lease liabilities		747,933
Total liabilities		1,241,068
Member's equity		3,440,869
Total Liabilities and Member's Equity	$	4,681,937

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Battery East Group LLC, dba Scenic Advisement, (the "Company") is a Delaware Limited Liability Company formed on August 29, 2013, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on August 15, 2014 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California effective August 20, 2014, and also registered with 18 additional states.

In 2019, the company underwent an ownership structure change. Effective September 5, 2019, the Company interposed a newly formed entity, Scenic Advisement, Inc., to represent the sole ownership in the Company, thereby replacing the four individual members. Scenic Advisement, Inc., now the sole member of the Company, is owned by the four former members of the Company. This change in ownership has no effect on the Company's business operations, management and/or control.

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by the member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with secondary market transactions in private company shares. In 2018, the Company had started providing wealth management services to clients which it ceased to provide in the current year.

The Company does not hold customer funds or safe keep customer securities and therefore files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Success Fees/Commission Income

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Success Fees are contingent on the completion of the contracts and are calculated based on closing price.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There was no deferred revenue at December 31, 2020.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2020.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2020, there were no cash equivalents. As of December 31, 2020, cash exceeded applicable Federal Deposit Insurance Corporation (FDIC) limitations by $2,962,681.

Accounts Receivable

Accounts receivable consists of amounts due from services provided under investment banking and wealth management. There are no accounts receivable at December 31, 2020, and therefore, no allowance for doubtful accounts has been provided.

Fair Value of Financial Instruments

The Company recognizes and measures its fair value of financial instruments in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820 which defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

> Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. The Company has cash valued at $3,212,681, it is carried as a level 1 input at December 31, 2020.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. The Company has prepaid expenses and other assets, accounts payable and accrued expenses and operating lease liability valued at $167,897, $493,135 and $747,933 respectively, which are carried as level 2 inputs at December 31, 2020.

Level 3 - Unobservable inputs for the assets or liabilities. The Company does not have any level 3 inputs at December 31, 2020.

Fair value of Instruments at December 31, 2020

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets					
Cash	$ 3,212,681	$ 3,212,681	$ -	$ -	$ 3,212,681
Prepaid expenses and other assets	167,897	-	167,897	-	167,897
Liabilities					
Accounts payable and accrued expenses	493,135	-	493,135	-	493,135
Operating lease liabilities	747,933	-	747,933	-	747,933
Instruments, at fair value	**$ 4,621,646**	**$ 3,212,681**	**$ 1,408,965**	**$ -**	**$ 4,621,646**

Accounting Policies for Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Office equipment and furniture are depreciated over their useful lives of seven years. Computers and electronics are depreciated over their useful lives of three years. Tenant improvements are amortized over the lesser of the asset's useful life or the term of the lease. Website development is amortized over its three year useful life.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, and revenue and expenses, as well as contingent assets and liabilities during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Leases

The Company is the lessee for its corporate office located in San Francisco, CA and classifies it as an operating lease. The Company calculates the net present value of the lease liability by using its incremental borrowing rate and taking into consideration the remaining term of the lease agreement and options to extend, if any, that are reasonably certain to be exercised, and records a lease liability and offsetting right-of-use ("ROU") lease asset to its opening statement of financial condition.

2. Fixed Assets

The components of the Company's fixed assets as of December 31, 2020 were as follows:

	2020
Tenant improvements	$ 715,771
Furniture and equipment	214,081
Website development	438,425
Computers and electronics	57,102
	1,425,379
Less: Accumulated depreciation and amortization	(786,435)
Net fixed assets	$ 638,944

3. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following as of December 31, 2020:

	2020
Prepaid expenses	$ 43,756
Other assets	
FINRA flex account	2,266
Security deposit	121,875
Total prepaid expenses	$ 167,897

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2020:

	2020
Accounts payable and accrued expenses	
Accrued cash balance and profit sharing contribution	$ 359,158
Accounts payable	133,977
Total accounts payable and accrued expenses	$ 493,135

5. Member's Equity

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to as per the terms of the Company's LLC Agreement.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2020, the Company had net regulatory capital of $2,634,028, which was $2,595,451 in excess of its minimum required net capital of $38,577 for the year ended

December 31, 2020. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.0 as of December 31, 2020.

7. Leases

The Company has one operating lease for its corporate office located in San Francisco, CA. This lease, which commenced on July 1, 2016, is for a period of 7 years. Under the provisions of this lease no rent was due for the first 4 months of the lease term and in the month of July 2017 and 2018. Starting November 1, 2016 rent at a base rate of $24,375 per month was due and included a 1.93% market value increase per year. Current security deposit of $121,875 is held by the landlord.

Leases with an initial term of 12 months or less are not recorded on the Statement of Financial Condition, and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms. Leases with terms greater than 12 months are included in operating lease ROU asset and operating lease liability in the Company's Statement of Financial Condition as of December 31, 2020. Lease expense for lease payments is recognized on a straight-line basis over the lease term. As of December 31, 2020, the Company did not execute any lease agreements with a term less than 12 months.

The company is using a discount rate of 6% to calculate the net present value of lease payments.

Maturities of lease liabilities as of December 31, 2020 are as follows:

Year ending December 31		
2021	$	318,790
2022		324,943
2023		164,024
		807,757
Less: imputed interest		(59,824)
Present value of lease liabilities	$	747,933

8. Employee Retirement Plans

The Company established a Cash Balance plan covering all eligible employees as of January 1, 2018. The plan includes a 5% interest rate. All amounts will be funded by the required due date in fiscal year 2020. All employees are fully vested in the Cash Balance Plan within the year the contribution to the plan is made.

The Company also established a Profit Sharing 401(k) plan covering all eligible employees effective January 1, 2018. The contributions have been accrued at year end. Certain members of the Company serve as trustees for both plans. In addition an employee becomes 100% vested with respect to the employer contributions after completing 6 years of service starting in 2018.

9. Paycheck Protection Program Loan

The Company had borrowed $212,000 under the Paycheck Protection Program in April 2020. The Company was granted the loan forgiveness in December 2020 and accordingly, the loan proceeds were recorded as income in Statement of Operations.

10. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

11. Contingencies

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the even such an impact were to occur and last for a sustained period of time, the operations and financial performance of the company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

12. Subsequent Events

Management has evaluated all events and transactions that occurred after December 31, 2020, up through February 22, 2021, the date these financial statements were issued. No events have occurred outside the normal course of operations which would require additional disclosure or adjustment.